FORM 3

UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF

BENEFICIAL

OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities

Exchange Act of 1934, Section 17(a) of the

Public Utility Holding Company Act of 1935 or

Section 30(h) of the Investment Company Act of

1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

Grubbs	Gough	H.
(Last)	(First)	(Middle)
10201 Main Street
(Street)
Houston	TX	77025
(City)	(State)	(Zip)
2. Date of Event Requiring Statement (Month/Day/Year)	April 11, 2003
3. IRS Identification Number of Reporting Person if an entity
(Voluntary)
4. Issuer Name and Ticker or Trading Symbol	Stage Stores, Inc./STGS
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
___ Director _X_ Officer ____10% Owner ___ Other
(specify below) (specify below)
SVP, Logistics and Distribution
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
_X__ Form Filed by One Reporting Person
____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock ($0.01 par value)	None

Table II - Derivative Securities Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Stock Options	Exercisable - 8/24/02 Expiration (1)	4,166 shares of Common Stock (2)	$15.00	D
Stock Options	Exercisable - 8/24/02 Expiration (1)	4,166 shares of Common Stock (2)	$16.25	D
Stock Options	Exercisable - 8/24/03 Expiration (1)	12,501 shares of Common Stock (2)	(3)	D
Stock Options	Exercisable - 8/24/04 Expiration (1)	12,500 shares of Common Stock (2)	(3)	D
Stock Options	Exercisable - 8/24/05 Expiration (1)	12,501 shares of Common Stock (2)	(3)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Reponses:

(1) The options will expire on the earlier of (i) sixty days after the termination of the Officer's employment with the Company and (ii) ten years from the date of grant (August 24, 2001).

(2) Common stock par value is $0.01.

(3) Each vesting group is divided into three equal groups each having an exercise price of $13.75, $15.00 and $16.25, respectively.

/s/ Gough H. Grubbs	April 14, 2003
**Signature of Reporting Person	Date

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.